United States

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Fast Radius, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

31187R 110

(CUSIP Number)

Christopher M. Leininger, Esq.

c/o ECP

40 Beechwood Road

Summit, NJ 07901

(973) 671-6100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 4, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 31187R 110	13D	Page 1 of 18 Pages

1	Names of Reporting Persons ECP ControlCo, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 15,598,128
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 15,598,128

11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,598,128
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 19.8%
14	Type of Reporting Person OO

CUSIP No. 31187R 110	13D	Page 2 of 18 Pages

1	Names of Reporting Persons ENNV GP, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 14,042,667
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 14,042,667

11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,042,667
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 17.8%
14	Type of Reporting Person OO

CUSIP No. 31187R 110	13D	Page 3 of 18 Pages

1	Names of Reporting Persons ENNV Holdings, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 14,042,667
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 14,042,667

11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,042,667
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 17.8%
14	Type of Reporting Person OO

CUSIP No. 31187R 110	13D	Page 4 of 18 Pages

1	Names of Reporting Persons Energy Capital Partners Holdings, LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 755,461
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 755,461

11	Aggregate Amount Beneficially Owned by Each Reporting Person 755,461
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.0%
14	Type of Reporting Person OO

CUSIP No. 31187R 110	13D	Page 5 of 18 Pages

1	Names of Reporting Persons ECP Energy Transition Opportunities Fund A, LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 731,340
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 731,340

11	Aggregate Amount Beneficially Owned by Each Reporting Person 731,340
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.0%
14	Type of Reporting Person OO

CUSIP No. 31187R 110	13D	Page 6 of 18 Pages

1	Names of Reporting Persons ECP Energy Transition Opportunities Fund B, LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 68,660
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 68,660

11	Aggregate Amount Beneficially Owned by Each Reporting Person 68,660
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.1%
14	Type of Reporting Person OO

CUSIP No. 31187R 110	13D	Page 7 of 18 Pages

1	Names of Reporting Persons ECP Energy Transition Opportunities GP, LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 800,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 800,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 800,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.1%
14	Type of Reporting Person OO

CUSIP No. 31187R 110	13D	Page 8 of 18 Pages

1	Names of Reporting Persons ECP Energy Transition Opportunities, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 800,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 800,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 800,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.1%
14	Type of Reporting Person OO

CUSIP No. 31187R 110	13D	Page 9 of 18 Pages

Item 1.  Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Fast Radius, Inc. (the “Issuer”), whose principal executive offices are located at 113 N. May Street, Chicago, Illinois 60607.

Item 2. Identity and Background.

The Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

(1)	ECP ControlCo, LLC (“ECP ControlCo”)

(2)	ENNV GP, LLC (“ENNV GP”)

(3)	ENNV Holdings, LLC (“ENNV Holdings”)

(4)	Energy Capital Partners Holdings, LP (“ECP Holdings”)

(5)	ECP Energy Transition Opportunities Fund A, LP (“Fund A”)

(6)	ECP Energy Transition Opportunities Fund B, LP (“Fund B”)

(7)	ECP Energy Transition Opportunities GP, LP (“Energy Transition GP”)

(8)	ECP Energy Transition Opportunities, LLC (“Energy Transition”)

Each of the Reporting Persons is organized under the laws of the State of Delaware. The business address of each of the Reporting Persons is c/o ECP, 40 Beechwood Road Summit, New Jersey 07901. The Reporting Persons are principally engaged in the business of investing in securities, including of the Issuer.

Information with respect to the managing members and officers of ECP ControlCo, LLC (collectively, the “Related Persons”), including name, business address, present principal occupation or employment and the organization in which such employment is conducted, and citizenship is listed on the attached Schedule A, which is incorporated herein by reference.

During the last five years, none of the Reporting Persons or Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On December 8, 2020, ENNV Holdings purchased 8,625,000 shares of Class B common stock, par value $0.0001 per share, of ECP Environmental Growth Opportunities Corp. (“ENNV”), the predecessor in interest to the Issuer, for an aggregate purchase price of $25,000, or approximately $0.003 per share (such shares, the “Founder Shares”). On December 23, 2020, ENNV effectuated a 6-for-5 reverse split of the Founder Shares, resulting in an aggregate outstanding amount of 7,187,500 Founder Shares. On January 26, 2021, ENNV effectuated a 5-for-6 split of the Founder Shares, resulting in an aggregate outstanding amount of 8,625,000 Founder Shares. In January 2021, ENNV Holdings transferred 35,000 Founder Shares to certain

CUSIP No. 31187R 110	13D	Page 10 of 18 Pages

independent director nominees of ENNV at their original purchase price. In connection with the closing of ENNV’s initial public offering, on February 11, 2021, ENNV Holdings transferred 345,000 founder shares to Goldman Sachs Asset Management, L.P., acting in its capacity as investment advisor on behalf of one or more client accounts (“GSAM”). In connection with ENNV’s initial public offering, on February 11, 2021, ENNV Holdings also purchased warrants to purchase an aggregate of 5,702,667 shares of Class A common stock, par value $0.0001 per share, of ENNV for an aggregate purchase price of approximately $8.6 million, or $1.50 per warrant (the “Private Placement Warrants”).

On October 26, 2021, Fast Radius, Inc. (now known as Fast Radius Operations, Inc.) (“Legacy Fast Radius”) issued a convertible promissory note (the “Convertible Note”) to ECP Holdings in exchange for a loan by ECP Holdings to Legacy Fast Radius of $7.0 million.

On February 4, 2022, in connection with the closing of the business combination between ENNV and Legacy Fast Radius (the “Business Combination”), ENNV Holdings’ Founder Shares automatically converted into 8,140,000 shares of Common Stock for no additional consideration and ENNV Holdings’ Private Placement Warrants automatically converted into warrants to purchase 5,702,667 shares of Common Stock for no consideration (“Issuer Private Warrants”). Immediately prior to the closing of the Business Combination, the Convertible Note converted into shares of common stock, par value $0.0001 per share, of Fast Radius (“Fast Radius Common Stock”) in accordance with its terms and, upon Closing, such shares of Fast Radius Common Stock converted into 755,461 shares of Common Stock for no additional consideration.

Pursuant to the Sponsor Support Agreement, dated as of July 18, 2021 (the “Sponsor Support Agreement”), by and among ENNV, ENNV Holdings, Legacy Fast Radius and the other parties thereto, at the closing of the Business Combination, 814,000 of ENNV Holdings’ shares of Common Stock (the “Earn Out Shares”) will be subject to vesting for a period of five years from the date of the closing of the Business Combination (the “Earnout Period”), in two equal tranches, upon the satisfaction of certain price targets set forth in the Sponsor Support Agreement, which price targets will be based upon the (i) daily volume-weighted average sale price of shares of Common Stock quoted on the Nasdaq Capital Market (“Nasdaq”), or the exchange on which the shares of Common Stock are then traded, for any 20 trading days within any 30 consecutive trading day period within the Earnout Period or (ii) the per share consideration received in connection with an Acquiror Sale (as defined in the Merger Agreement (as defined herein)). In the event of an Acquiror Sale in which the per share consideration received is less than a price target set forth in the Merger Agreement that has not previously occurred, the applicable provisions of the Sponsor Support Agreement will terminate and no Earn Out Shares will be issuable thereunder with respect to such price target in connection with or following completion of such Acquiror Sale. Upon the expiration of the Earn Out Period, any unvested Earn Out Shares will be forfeited to the Issuer without consideration.

In addition, on February 4, 2022, Fund A acquired 731,340 shares of Common Stock, Fund B acquired 68,660 shares of Common Stock and ENNV Holdings acquired 200,000 shares of Common Stock for aggregate consideration of $10.0 million, or $10.00 per share. Fund A and Fund B obtained the funds to purchase the foregoing securities from capital contributions by existing investors in each fund. ENNV Holdings obtained the funds to purchase the foregoing securities from its available working capital.

CUSIP No. 31187R 110	13D	Page 11 of 18 Pages

Item 4. Purpose of Transaction.

The Business Combination Transaction

On February 4, 2022, ENNV consummated the Business Combination pursuant to the Agreement and Plan of Merger, dated as of July 18, 2021, by and among ENNV, ENNV Merger Sub, Inc. and Legacy Fast Radius, as amended on December 26, 2021 and January 30, 2022 (as so amended, the “Merger Agreement”). Upon consummation of the Business Combination, the Founder Shares were automatically converted into shares of Common Stock and the Private Placement Warrants were converted into Issuer Private Warrants, in each case, on a one-for-one basis for no additional consideration.

The Subscription Agreement

On July 18, 2021, ENNV Holdings entered into subscription agreement (the “Subscription Agreement”) with ENNV, pursuant to which ENNV Holdings agreed to subscribe for and purchase, and ENNV agreed to issue and sell, to ENNV Holdings an aggregate of 1,000,000 shares of Common Stock (the “Subscribed Shares”) for a purchase price of $10.00 per share, or an aggregate of $10 million, in a private placement (the “PIPE Investment”). On October 20, 2021, ENNV and ENNV Holdings entered into joinder, assignment and assumption agreements with each of Fund A and Fund B, pursuant to which ENNV Holdings assigned Fund A and Fund B its right under the Subscription Agreement to subscribe for and purchase 731,340 Subscribed Shares and 68,660 Subscribed Shares, respectively. On February 4, 2022, ENNV Holdings, Fund A and Fund B consummated the purchase of 200,000 Subscribed Shares, 731,340 Subscribed Shares and 68,660 Subscribed Shares, respectively, in each case for a purchase price of $10.00 per share.

The Registration Rights Agreement

On July 18, 2021, ENNV Holdings entered into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”) with ENNV, Legacy Fast Radius and certain stockholders of ENNV and Legacy Fast Radius named therein, pursuant to which, ENNV agreed to file a shelf registration statement with respect to the registrable securities thereunder within 30 days of the closing of the Business Combination. Following the Business Combination, the Issuer is required to maintain a registration statement that is continuously effective and to cause the registration statement to regain effectiveness in the event that it ceases to be effective. At any time that the registration statement is effective, any holder signatory to the Registration Rights Agreement may request to sell all or a portion of its securities that are registrable in an underwritten offering pursuant to the registration statement. In addition, the holders have certain “piggyback” registration rights with respect to registrations initiated by the Issuer. The Issuer will bear the expenses incurred in connection with the filing of any registration statements pursuant to the Registration Rights Agreement.

Pursuant to the Registration Rights Agreement, ENNV Holdings, the Issuer’s directors and officers and certain stockholders of Legacy Fast Radius have, subject to limited exceptions, agreed to a lock-up on their respective shares of Common Stock following consummation of the Business Combination, pursuant to which such parties will not transfer shares of Common Stock

CUSIP No. 31187R 110	13D	Page 12 of 18 Pages

held by such parties for 180 days following the closing of the Business Combination. ENNV Holdings has also agreed to a lock-up on the warrants to purchase shares of Common Stock at a price of $11.50 per share that it acquired in a private placement in connection with ENNV’s initial public offering, pursuant to which ENNV Holdings will not transfer such warrants for 30 days following the closing of the Business Combination.

Sponsor Support Agreement

On July 18, 2021, ENNV Holdings entered into the Sponsor Support Agreement. Pursuant to the Sponsor Support Agreement, as of the closing of the Business Combination, the Earn Out Shares will be subject to vesting for the duration of the Earn Out Period, in two equal tranches, upon the satisfaction of certain price targets set forth in the Sponsor Support Agreement, which price targets will be based upon the (i) daily volume-weighted average sale price of shares of Common Stock quoted on the Nasdaq, or the exchange on which the shares of Common Stock are then traded, for any 20 trading days within any 30 consecutive trading day period within the Earnout Period or (ii) the per share consideration received in connection with an Acquiror Sale. In the event of an Acquiror Sale in which the per share consideration received is less than a price target set forth in the Merger Agreement that has not previously occurred, the applicable provisions of the Sponsor Support Agreement will terminate and no Earn Out Shares will be issuable thereunder with respect to such price target in connection with or following completion of such Acquiror Sale. Upon the expiration of the Earn Out Period, any unvested Earn Out Shares will be forfeited to the Issuer without consideration.

The Convertible Note

On October 26, 2021, ECP Holdings entered into a note purchase agreement with Legacy Fast Radius for the purchase of $7.0 million aggregate principal amount of 6.0% convertible promissory notes (the “Notes”) issued by Legacy Fast Radius. ECP Holdings purchased the Notes on October 26, 2021. Immediately prior to the closing of the Business Combination, the amount outstanding under the Notes automatically converted into shares of common stock of Legacy Fast Radius, which were subsequently converted into 755,461 shares of Common Stock upon the closing of the Business Combination.

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review their investments in the Issuer on a continuing basis. Subject to the terms of the Registration Rights Agreement and the Sponsor Support Agreement, market conditions, valuations, and other matters, the Reporting Persons may, from time to time and at any time, dispose of any or all of their shares of Common Stock in open market transactions, registered offerings, privately negotiated transactions, or otherwise, or engage in any hedging or similar transactions with respect to such securities.

Subject to the terms of the Registration Rights Agreement and the Sponsor Support Agreement, the Reporting Persons may engage in discussions with management, the Issuer’s board of directors (the “Board”) or other representatives of the Issuer and/or with other holders of securities of the Issuer and, from time to time and at any time, suggest or take a position

CUSIP No. 31187R 110	13D	Page 13 of 18 Pages

regarding, or participate in, a variety of matters relating to the Issuer, which may include, among other things, the Issuer’s operations, management, corporate governance, capital structure, control, strategic alternatives, and direction, as well as other potential transactions which relate to or would result in extraordinary corporate transactions, such as a merger, reorganization, or other transaction that could result in the de-listing or de-registration of the Common Stock; sale or acquisition of assets or business; changes to the capitalization or dividend policy of Issuer; or other material changes to the Issuer’s business or corporate structure, including changes to the Issuer’s charter or bylaws or changes in management or the composition of the Issuer’s board of directors. To facilitate their consideration of such matters, the Reporting Persons may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Persons will likely take some or all of the foregoing steps at preliminary stages in their consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the Board with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

Item 5. Interest in Securities of the Issuer.

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 73,041,156 shares of Common Stock outstanding immediately after the closing of the Business Combination.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
ECP ControlCo, LLC	15,598,128	19.8%	0	15,598,128	0	15,598,128
ENNV GP, LLC	14,042,667	17.8%	0	14,042,667	0	14,042,667
ENNV Holdings, LLC	14,042,667	17.8%	0	14,042,667	0	14,042,667
Energy Capital Partners Holdings, LP	755,461	1.0%	0	755,461	0	755,461

CUSIP No. 31187R 110	13D	Page 14 of 18 Pages

ECP Energy Transition Opportunities Fund A, LP	731,340	1.0%	0	731,340	0	731,340
ECP Energy Transition Opportunities Fund B, LP	68,660	0.1%	0	68,660	0	68,660
ECP Energy Transition Opportunities GP, LP	800,000	1.1%	0	800,000	0	800,000
ECP Energy Transition Opportunities, LLC	800,000	1.1%	0	800,000	0	800,000

ENNV Holdings is the record holder of (i) 8,340,000 shares of Common Stock, including 814,000 Earn Out Shares that are subject to vesting as described under Items 3 and 4 above; and (ii) 5,702,667 shares of Common Stock issuable upon the exercise of warrants to purchase shares of Common Stock that are exercisable within 60 days of the date hereof. ECP Holdings, Fund A and Fund B are the record holders of 755,461 shares of Common Stock, 731,340 shares of Common Stock and 68,600 shares of Common Stock, respectively.

ENNV GP is the managing member of ENNV Holdings. Energy Transition GP is the general partner of Fund A and Fund B. Energy Transition is the general partner of Energy Transition GP. ECP ControlCo is the managing member of each of ENNV GP and Energy Transition, as well as the general partner of ECP Holdings. As a result, each of the foregoing entities may be deemed to share the power to vote and dispose of the shares of Common Stock reported herein.

The managing members of ECP ControlCo, LLC are Douglas Kimmelman, Andrew Singer, Peter Labbat, Tyler Reeder and Rahman D’Argenio all of whom collectively share the power to vote and dispose of the securities beneficially owned by ECP ControlCo, LLC. Each such individual disclaims beneficial ownership of such shares.

(c)	Except as disclosed in Item 4 herein, the Reporting Persons have not effected any transactions in the Issuer’s Common Stock in the past 60 days.

(d)	None.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Merger Agreement, the Subscription Agreement, the Registration Rights Agreement, the Sponsor Support Agreement and the Notes and is incorporated herein by reference. The Merger Agreement, the Subscription Agreement, the Registration Rights Agreement and the Sponsor Support Agreement are attached as exhibits to this Statement and are incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. 31187R 110	13D	Page 15 of 18 Pages

Item 7. Materials to be Filed as Exhibits

Exhibit Number	Description

1	Joint Filing Agreement.

2	Agreement and Plan of Merger, dated as of July 18, 2021, by and among ECP Environmental Growth Opportunities Corp., ENNV Merger Sub, Inc. and Fast Radius, Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Final Proxy Statement/Prospectus (File No. 333-259335), filed with the SEC on January 13, 2021).

3	Amendment to the Agreement and Plan of Merger, dated as of December 26, 2021, by and among ECP Environmental Growth Opportunities Corp., ENNV Merger Sub, Inc. and Fast Radius, Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K (File No. 001-40032), filed with the SEC on December 27, 2021).

4	Amendment No. 2 to the Agreement and Plan of Merger, dated as of January 31, 2022, by and among ECP Environmental Growth Opportunities Corp., ENNV Merger Sub, Inc. and Fast Radius, Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K (File No. 001-40032), filed with the SEC on February 2, 2022).

5	Securities Subscription Agreement, dated November 30, 2020, by and between the Company and Sponsor (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K (File No. 001-40032), filed with the SEC on February 10, 2022).

6	Amended and Restated Registration Rights Agreement, dated as of July 18, 2021, by and among ECP Environmental Growth Opportunities Cor., ENNV Holdings, LLC, Goldman Sachs Asset Management, L.P. and certain equityholders (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K (File No. 001-40032), filed with the SEC on February 10, 2022).

7	Sponsor Support Agreement, dated July 18, 2021, by and among ECP Environmental Growth Opportunities Corp., Fast Radius, Inc., the Sponsor and the Company’s officers and directors (incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K (File No. 001-40032), filed with the SEC on February 10, 2022).

CUSIP No. 31187R 110	13D	Page 16 of 18 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:    March 10, 2022

ECP ControlCo, LLC

By:	/s/ Christopher M. Leininger
Name:	Christopher M. Leininger
Title:	Partner and General Counsel

ENNV GP, LLC

By: ECP ControlCo, LLC, its managing member

By:	/s/ Christopher M. Leininger
Name:	Christopher M. Leininger
Title:	Partner and General Counsel

ENNV Holdings, LLC

By: ECP GP, LLC, its managing member
By: ECP ControlCo GP, LLC, its managing member

By:	/s/ Christopher M. Leininger
Name:	Christopher M. Leininger
Title:	Partner and General Counsel

Energy Capital Partners Holdings, LP

By: ECP ControlCo GP, LLC, its general partner

By:	/s/ Christopher M. Leininger
Name:	Christopher M. Leininger
Title:	Partner and General Counsel

ECP Energy Transition Opportunities Fund A, LP

By: ECP Energy Transition Opportunities GP, LP, its general partner
By: ECP Energy Transition Opportunities, LLC, its general partner
By: ECP ControlCo GP, LLC, its managing member

By:	/s/ Christopher M. Leininger
Name:	Christopher M. Leininger
Title:	Partner and General Counsel

CUSIP No. 31187R 110	13D	Page 17 of 18 Pages

ECP Energy Transition Opportunities Fund B, LP

By: ECP Energy Transition Opportunities GP, LP, its general partner
By: ECP Energy Transition Opportunities, LLC, its general partner
By: ECP ControlCo GP, LLC, its managing member

By:	/s/ Christopher M. Leininger
Name:	Christopher M. Leininger
Title:	Partner and General Counsel

ECP Energy Transition Opportunities GP, LP

By: ECP Energy Transition Opportunities, LLC, its general partner
By: ECP ControlCo GP, LLC, its managing member

By:	/s/ Christopher M. Leininger
Name:	Christopher M. Leininger
Title:	Partner and General Counsel

ECP Energy Transition Opportunities, LLC

By: ECP ControlCo GP, LLC, its managing member

By:	/s/ Christopher M. Leininger
Name:	Christopher M. Leininger
Title:	Partner and General Counsel

CUSIP No. 31187R 110	13D	Page 18 of 18 Pages

SCHEDULE A

The name, present principal occupation or employment and citizenship of each of the executive officers and directors of the Reporting Persons are set forth below. The business address of each individual is c/o ECP, 40 Beechwood Road Summit, NJ 07901.

ECP ControlCo, LLC

Managing Members

Name	Present Principal Occupation or Employment	Citizenship

Douglas W. Kimmelman	Senior Partner of ECP	United States

Andrew D. Singer	Senior Legal Counsel of ECP	United States

Peter Labbat	Partner of ECP	United States

Tyler Reeder	Partner of ECP	United States

Rahman D’Argenio	Partner of ECP	United States